Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the following ratio of earnings to fixed charges for each of the following periods on a consolidated basis. You should read the following ratio in conjunction with our consolidated financial statements and the notes to those financial statements.

	Year Ended March 31,
	2018	2017	2016
		(amounts in thousands)
Earnings before provision for income taxes	$83,891	$86,112	$75,751
Fixed charges	1,586	1,809	2,014
Earnings before provision for income taxes plus fixed charges	$85,477	$87,921	$77,765

Fixed charges:
Interest expensed	$1,195	$1,543	$1,778
Estimate of interest included in rent expense	391	266	236
Fixed charges	$1,586	$1,809	$2,014

Ratio of earnings to fixed charges (1)	53.89	48.60	38.61

1.
In calculating the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) plus fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized) and an estimate of the interest within rental expense.